HealthMed Services Ltd.
1250 Oakmead Parkway
Sunnyvale, California 94085

December 23, 2010

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention:	Barbara Jacobs

Re:	HealthMed Services Ltd.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 23, 2010
File No. 333-152439

Dear Ms. Jacobs:

Please be informed that I have received and read your letter date November 3, 2010, regarding the above-referenced matters.  In response to the comments specified in that letter, please be informed I am endeavoring to gather the information necessary to respond to those comments; provided, however, I did not become involved in management of the company until August 30, 2010, the date that I was appointed Chief Financial Officer of the company.  I do not have much of the information required to respond to those comments, which information I need to obtain from prior management of the company.  As specified above, I am in the process of trying to gather that information; provided, however, I haven’t been able to obtain from that prior management all of the information necessary for me to respond to those comments.

I realize that Katherine Wray requested, in that letter dated November 3, 2010, that the company provide responses to that letter no later than 10 days from the date of that letter.  It is my practice to respond to comments of the SEC on a timely basis; provided, however, because of the reasons specified above, I have not been able to do that.  Additionally, it is not my practice to provide responses to comments of the SEC which are not responsive.  Accordingly, for the reasons specified above, I have not been able to, and will not, provide information to the SEC which is not completely responsive to those comments.

I anticipate that I should be able to have the necessary information necessary to provide responses to those comments no later than January 7, 2011.  Accordingly, I anticipate that responsive information, including an amended Form 10-K for the fiscal year ended December 31, 2009, and an amended Form 10-Q for the fiscal quarter ended June 30, 2010, should be filed with the SEC no later than January 7, 2011.

Additionally, I acknowledge that:

●	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, your time, attention, and cooperation regarding this matter are appreciated significantly.  Of course, in the event you have additional questions or comments regarding this or any other matter, please do not hesitate to contact me.

Sincerely,

HealthMed Services Ltd.,
a Nevada corporation

/s/ Dale Paisley

By:           Dale Paisley
Its:           Chief Financial Officer